Exhibit 12.2
NRG Energy, Inc.
Calculation of Ratio of Earnings to Fixed Charges
And Preferred Stock Dividend Requirements

		For the Year Ended December 31,
	2008	2007	2006	2005	2004
		(In millions except ratio)
Earnings:
Income from continuing operations before income tax	$1,729	$946	$865	$110	$232
Minority interest in earnings	(1)	—	—	—	—
Less:
Undistributed equity in earning of unconsolidated affiliates	(44)	(33)	(33)	(8)	(1)
Capitalized interest	(45)	(11)	(5)	—	—
Preference dividends — tax effected	(90)	(91)	(83)	(33)	(1)
Add:
Fixed charges	761	793	682	213	250
Amortization of capitalized interest	1	—	—	—	—

Total Earnings:	$2,311	$1,604	$1,426	$282	$480

Fixed Charges:
Interest expense	$591	$657	$562	$166	$222
Interest capitalized	45	11	5	—	—
Amortization of debt issuance costs	22	26	22	6	9
Amortization of debt discount/(premiums)	7	6	6	5	14
Approximation of interest in rental expense	6	2	4	3	4
Tax effect of preference dividends	90	91	83	33	1

Total Fixed Charges:	$761	$793	$682	$213	$250

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	3.04	2.02	2.09	1.32	1.92